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Filed pursuant to Rule 424(b)(3)
Registration No. 333-182507

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 22, 2013)

SOUTH JERSEY INDUSTRIES, INC.
DIVIDEND REINVESTMENT PLAN

3,300,863 Shares of Common Stock
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This prospectus supplement to the prospectus of South Jersey Industries, Inc. dated April 22, 2013 relates to the common stock that may be purchased under the Dividend Reinvestment Plan of South Jersey Industries, Inc. (the “Plan”).

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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The date of this prospectus supplement is September 18, 2014
Change in Plan Administrator:
Broadridge Corporate Issuer Solutions, Inc. has replaced Computershare Trust Company, N.A. as the administrator of the Plan. Accordingly, any references to Computershare or its website in the prospectus are now references to Broadridge, as Plan Administrator, and the website of Broadridge set forth below. Enrollment, purchase or sale of share requests and other transactions or services offered under the Plan should be directed to Broadridge Corporate Issuer Solutions, Inc. (Plan Administrator) through use of any of the following:

Written Inquiries:	South Jersey Industries, Inc. c/o Broadridge Corporate Issuer Solutions P.O. Box 1342 Brentwood, NY 11717
Overnight Mail:	South Jersey Industries, Inc. c/o Broadridge Corporate Issuer Solutions 1155 Long Island Avenue Edgewood, NY 11717
Telephone Inquiries:	Toll Free 1-888-754-3100
Website:	http://shareholder.broadridge.com/southjerseyindustries

Be sure to include your name, address, account number, company name (both as shown on your statement) and daytime phone number on all correspondence.
Changes in Selling Shares held in the Plan (Question 29 of the prospectus):
The Plan Administrator will no longer effect sales of shares held in the Plan by means of “Market Orders,” “Day Limit Orders” or “Good-Til-Cancelled (GTC) Limit Orders.” The Plan Administrator will only effect sales of shares held in the Plan through “Batch Orders.” Accordingly, Question 29 of the prospectus is hereby amended and restated in its entirety to read as follows:
Sales, Withdrawal and Termination

1.	How does a participant arrange for the sale of shares in the Plan?
A participant may use a stockbroker to sell shares by (i) requesting a certificate for the participant’s shares and delivering the certificate to such stockbroker or (ii) authorizing the Plan Administrator to transfer the participant’s shares electronically to a brokerage account through the Direct Registration System. If a participant wants to sell shares held in stock certificate form, the shares must first be deposited and converted into book-entry shares.

In addition, a participant can sell all or any portion of the participant’s book-entry Plan shares by contacting the Plan Administrator. All such sales will be effected through a Batch Order, as follows:

Batch Order: A batch order is an accumulation of all sales requests for a security submitted together as a collective request. Batch orders are submitted on each market day, assuming there are sale requests to be processed. Sale instructions for batch orders received by the Plan Administrator will be processed no later than five business days after the date on which the order is received (except where deferral is required under applicable federal or state laws or regulations), assuming the applicable market is open for trading and sufficient market liquidity exists. All sales requests received in writing will be submitted as batch order sales. The Plan Administrator will cause a participant’s shares to be sold on the open market within five business days of receipt of a participant’s request. To maximize cost savings for batch order sale requests, the Plan Administrator will seek to sell shares in round lot transactions. For this purpose, the Plan Administrator may combine each selling participant’s shares with those of other selling participants. In every case of a batch order sale, the price to each selling participant will be the weighted average sale price obtained by the Plan Administrator’s broker for each aggregate order placed by the Administrator and executed by the broker, less a service fee of $25.00 and a trading fee of $0.12 per share sold. Proceeds are normally paid by check, and are distributed within 24 hours after a participant’s sale transaction has settled.

All per share trading fees include any brokerage commissions the Plan Administrator is required to pay. A participant should be aware that the price of shares of our common stock may rise or fall during the period between a request for sale, its receipt by the Plan Administrator and the ultimate sale on the open market. Instructions sent to the Plan Administrator to sell shares are binding and may not be rescinded. The Plan Administrator may, for various reasons, require a transaction request to be submitted in writing. A participant should contact the Plan Administrator to determine if there are any limitations applicable to a particular sale request.

The Plan Administrator also reserves the right to decline to process a sale if it determines, in its sole discretion, that supporting legal documentation is required. In addition, no one will have any authority or power to direct the time or price at which shares for the Plan are sold, and no one, other than the Plan Administrator, will select the broker(s) or dealer(s) through or from whom sales are to be made.